

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2021

Russell Stidolph
Chief Executive Officer
AltEnergy Acquisition Corp
600 Lexington Avenue
9th Floor
New York, NY 10022

> **Re: AltEnergy Acquisition Corp**
> **Draft Registration Statement on Form S-1**
> **Submitted April 29, 2021**
> **CIK No. 0001852016**

Dear Mr. Stidolph:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted April 29, 2021

Summary
Limited payments to insiders, page 35

1. Please revise to include the payment of $15,600 per month to Mr. Darnell as well as the one-time payment of $150,000 and $300,000 to Mr. Darnell and Mr. Gupta, respectively, upon consummation of the initial business combination. Additionally, please file the independent consulting services agreements as exhibits to the registration statement.

Management
Conflicts of Interest, page 132

2.   You state on page 6 that "Daniel Shribman is the Chief Executive Officer and Chief Financial Officer of BRPM 150, another special purpose acquisition company that completed its initial public offering on February 23, 2021." In order to clearly illustrate the past and present overlapping SPAC activity of your management, discuss the current status, proceeds raised or to be raised, acquisition focus and duration of BRPM 150. Also revise the table on page on 133 to include BRPM 150.

Audited Financial Statements of AltEnergy Acquisition Corp., page F-1

3.   You state that commencing February 1, 2021, Mr. Darnell began receiving $15,600 per month for his services as the company's CFO; however, your financial statements do not appear to include any costs related to this agreement. Please advise or revise.

        You may contact Megan Akst, Senior Staff Accountant, at 202-551-3407 or Kathleen Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at 202-551-3673 or Larry Spirgel, Office Chief, at 202-551-3815 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Anthony M. Saur